CONFIDENTIAL TREATMENT REQUESTED

BY ON DECK CAPITAL, INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL ***].”

November 14, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jonathan E. Gottlieb
Michael R. Clampitt
Amit Parde
Michael Volley

Re:	On Deck Capital, Inc. Registration Statement on Form S-1 File No. 333-200043

Ladies and Gentlemen:

On behalf of On Deck Capital, Inc. (“OnDeck” or the “Company”), we submit this supplemental letter in further response to Comment No. 37 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 18, 2014, as well as in further response to Comment No. 25 from the Staff in its letter dated October 27, 2014, each relating to the Confidential Draft Registration Statement on Form S-1 originally submitted on a confidential basis by OnDeck to the Commission on August 21, 2014 and as revised and further submitted on a confidential basis on September 29, 2014 and November 4, 2014 and publicly filed on November 10, 2014 (as revised, the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by OnDeck’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 14, 2014	BY ON DECK CAPITAL, INC.

Determination of Estimated Preliminary IPO Price Range

OnDeck advises the Staff that OnDeck currently estimates a preliminary IPO price range of [CONFIDENTIAL ***] per share, though OnDeck expects the range that will be set forth on the cover of its preliminary prospectus will be narrower. This preliminary price range has been recommended by the representatives of Morgan Stanley & Co. LLC (“Morgan Stanley”), the lead underwriter for the offering, during discussions among the Pricing Committee (the “Pricing Committee”) of the Board of Directors of OnDeck (the “Board”), senior management of OnDeck and this lead underwriter for the offering at a meeting of the Pricing Committee on November 12, 2014, and during discussions that took place between Morgan Stanley and the senior management of OnDeck early in the week leading up to this meeting.

OnDeck expects to include a bona fide offering IPO price range in an amendment to the Registration Statement that will precede the commencement of OnDeck’s road show. This price range is subject to further revision based on market conditions, business developments and other factors.

While OnDeck expects to implement a 2 for 1 forward stock split and reflect such split in the same amendment to the Registration Statement that includes the estimated preliminary IPO price range, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement. We note that on a post-split basis, the preliminary IPO range is [CONFIDENTIAL ***].

Summary of October and November 2014 Option Grants

On October 29 and November 7, 2014, OnDeck granted options to purchase common stock to certain employees of OnDeck. At the time of these grants, the Compensation Committee (the “Compensation Committee”) of the Board determined that the fair value of OnDeck’s common stock was $24.76 per share. The Compensation Committee based its determination of the fair value of OnDeck’s common stock on the factors described on pages 82, 84 and 85 of the Registration Statement, including the valuation report of its third-party independent valuation firm (the “Valuation Report”), which concluded that, as of September 30, 2014, the fair market value of OnDeck’s common stock was $24.76 per share. As described in the Registration Statement, the Valuation Report applied a 30% weighting to the Option Pricing Method (“OPM”), a 50% weighting to the probability weighted expected return method (“PWERM”), which reflected a 100% weighting to an IPO scenario as discussed in the Registration Statement, and a 20% weighting to the price paid for common and redeemable convertible preferred stock and common and preferred stock warrants sold through a tender offer completed during the second quarter of 2014.

At the time of the grants on October 29 and November 7, 2014, the Compensation Committee carefully considered all relevant information available to it and determined that there were no material changes in OnDeck’s business since September 30, 2014 that affected the fair value of OnDeck’s common stock on such dates.

OnDeck has not granted any additional options subsequent to November 7, 2014.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 14, 2014	BY ON DECK CAPITAL, INC.

Explanation and Reconciliation of Difference Between the Fair Value of OnDeck’s Common Stock on September 30, 2014 and the Midpoint of the Estimated Preliminary IPO Price Range for a December IPO

OnDeck respectfully submits that the difference between the fair value of OnDeck’s Common Stock on October 29 and November 7, 2014 ($24.76) and the midpoint of the estimated preliminary IPO price range for a December IPO of [CONFIDENTIAL ***] is primarily the result of the following factors:

•	The estimated preliminary IPO price range assumes a successful initial public offering in December 2014 with no weighting placed on any other outcome for OnDeck, such as the potential that OnDeck might remain a privately held company. Put differently, the estimated preliminary IPO price range effectively weights an IPO outcome at 100%.

•	An IPO outcome implies a higher valuation of OnDeck than the methods used in the Valuation Report because no discount for lack of marketability (“DLOM”) is applied. A DLOM is applied to the valuation of private company securities because no liquid market exists for the trading of these securities. OnDeck notes that the Valuation Report applied a 20% DLOM to the OPM analysis and a 10% DLOM to the PWERM analysis. In addition, the Valuation Report applied a 20% present value discount rate to the PWERM analysis based on an assumed IPO date of March 31, 2015. If the assumed IPO date were December 15, 2014 instead, the present value discount rate applicable to the PWERM analysis would be approximately 8.3%.

•	OnDeck notes that in the Valuation Report, the value per common share resulting from the PWERM analysis, before factoring in a marketability or present value discount, of [CONFIDENTIAL ***], is higher than the midpoint of [CONFIDENTIAL ***] of the preliminary estimated IPO price range.

•	The OPM analysis takes into account the rights, preferences and privileges of OnDeck’s preferred stock, including its liquidation preferences. Based on the valuation yielded by the OPM analysis, while OnDeck’s Series A through D preferred stock would convert into common stock, OnDeck’s Series E preferred stock and warrants would not convert into common stock and would receive approximately $36.8 million more proceeds under the OPM analysis (recovering initial liquidation preference) than in an IPO outcome (recovering on a pro rata basis). The value of OnDeck’s common stock is higher in an IPO outcome because this $36.8 million would be paid on a pro rata basis to all holders of capital stock – including common stock – other than Series E preferred stock and warrants.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 14, 2014	BY ON DECK CAPITAL, INC.

•	The preliminary price range also reflects the input of Morgan Stanley in developing a valuation of OnDeck with respect to specific comparable public companies. As noted in its letter to the Staff dated November 4, 2014, the Valuation Report used the following eight comparable public companies in the OPM analysis as a basis for determining the fair market value of OnDeck’s common stock as of September 30, 2014:

•	Atlanticus Holdings Corp.	•	Marlin Business Services Corp.

•	Bancorp Inc.	•	Microfinancial, Inc.

•	Green Dot Corp.	•	Newstar Financial Inc.

•	Main Street Corp.	•	Xoom Corp.

Morgan Stanley considered aspects of the following 24 publicly-traded companies when they recommended the preliminary IPO price range:

•	Alibaba Group Holding Ltd.	•	MarketAxess Holdings Inc.

•	Alliance Data Systems Corp.	•	Pandora Media, Inc.

•	Amazon.com, Inc.	•	The Priceline Group Inc.

•	American Express Co.	•	Shutterstock, Inc.

•	Asos plc.	•	TrueCar, Inc.

•	eBay Inc.	•	Twitter, Inc.

•	Envestnet, Inc.	•	Xoom Corp.

•	Facebook, Inc.	•	Yelp Inc.

•	Financial Engines, Inc.	•	Yoox SPA

•	GrubHub Inc.	•	Zalando SE

•	HomeAway, Inc.	•	Zillow, Inc.

•	LinkedIn Corp.	•	zulily, Inc.

Morgan Stanley noted that it selected these companies, which reflect a range of financial technology, marketplace, Internet and ecommerce business models, consistent with various aspects of OnDeck’s business model.

OnDeck believes that the comparable companies used in the OPM analysis in the Valuation Report were appropriately selected because these companies are also engaged in the business of lending or financial services. OnDeck also notes that many of the comparable companies used by Morgan Stanley – including Amazon, Facebook, HomeAway, LinkedIn, Yelp, Zillow and others – are “market leaders” in their industry. OnDeck believes that public market investors use publicly-traded market leaders as comparable companies for valuing the IPOs of market leaders and may ascribe a higher value to these companies. To the extent that these investors view OnDeck to be a market leader with respect to online lending to small businesses, the comparison to market leaders in other industries may be a more accurate proxy for public investor valuation. In the event that OnDeck remains a privately held company, continued use of lenders or financial services companies as valuation comparables may be appropriate.

•

As noted above, the preliminary IPO price range assumes the completion of a successful initial public offering and does not apply a DLOM or present value discount rate. If it successfully conducted an IPO, OnDeck would receive substantial proceeds that would

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 14, 2014	BY ON DECK CAPITAL, INC.

significantly strengthen OnDeck’s balance sheet, provide OnDeck with potential future access to the public markets, increase its public presence and increase its awareness among potential customers and commercial partners, which is reflected in the preliminary IPO price range, and which was not reflected in the assumptions underlying the Valuation Report.

•	OnDeck believes that market conditions have improved since September 30, 2014 such that an IPO is a more likely outcome. During August and September, Morgan Stanley communicated that a number of technology companies had delayed their IPOs due to unfavorable market conditions, including significant volatility in trading of technology stocks. Because equity indexes have increased and trading markets have stabilized in October and November, OnDeck believes that an IPO in current market conditions is possible. OnDeck anticipates that its lead underwriters’ views on valuation will continue to be informed by current market conditions and the extent to which other companies successfully complete initial public offerings in the coming weeks.

Furthermore, the Compensation Committee consists of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Compensation Committee reached its determination of the estimated fair value of OnDeck’s common stock after thorough discussions and made its determination in good faith and based on the information available on the date of grant.

In light of the foregoing, OnDeck believes that the actions of the Compensation Committee to estimate the fair value of OnDeck’s common stock during the review period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and the Internal Revenue Code of 1986, as amended.

OnDeck anticipates including a general description of the foregoing in its Registration Statement at or prior to the time that it amends the Registration Statement to include the estimated preliminary IPO price range.

****

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 14, 2014	BY ON DECK CAPITAL, INC.

Please direct any questions regarding the contents of this letter to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Noah Breslow, On Deck Capital, Inc.

Howard Katzenberg, On Deck Capital, Inc.

Cory Kampfer, On Deck Capital, Inc.

Robert Zuccaro, On Deck Capital, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.

Damien Weiss, Wilson Sonsini Goodrich & Rosati, P.C.

Christopher J. Austin, Orrick, Herrington & Sutcliffe LLP

Andrew D. Thorpe, Orrick, Herrington & Sutcliffe LLP

Stephen C. Ashley, Orrick, Herrington & Sutcliffe LLP